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                                   Filed by Gilat Satellite Networks Ltd.
                                   Pursuant to Rule 425 under
                                   the Securities Act of 1933
                                   Subject Company:  rStar Corporation
                                   Commission File No. 0OO-27029

On April 23, 2001, Gilat Satellite Networks Ltd. and rStar Corporation issued the following joint press release:

GILAT AND RSTAR ANNOUNCE ACQUISITION AND FUNDING OF STARBAND LATIN AMERICA BUSINESS BY RSTAR

RSTAR TO MAKE A PARTIAL TENDER OFFER FOR RSTAR SHARES

Petah Tikva, Israel, and San Ramon, California, April 23, 2001 - Gilat Satellite Networks Ltd. (Nasdaq: GILTF), a worldwide leader in satellite networking technology and rStar Corporation (Nasdaq: RSTR) today announced a series of transactions which will result in the acquisition and funding of Gilat's StarBand Latin America business by rStar. rStar is approximately 51 percent owned by Gilat.

Gilat's StarBand Latin America business currently operates satellite-based rural telephony networks in Chile, Peru, and Colombia as well as high-speed consumer Internet access pilot networks in Brazil and Argentina. StarBand Latin America expects to work on a wholesale basis with Latin American ISPs, PTTs and other service providers to offer high- speed Internet access via satellite. Its targeted customer is the small office/home office and select consumer market segments in Latin America, a $2.5 billion market projected by analysts to grow at a five-year compounded growth rate of 41 percent.

This transaction is expected by Gilat management to fund the initial business plan for the StarBand Latin America business, which intends to commence commercial operation of its Internet offering in the coming months. The proposed transactions, which have been approved unanimously by Gilat's board and the board of rStar, will be presented to rStar shareholders for approval. Certain shareholders of rStar owning a majority of rStar's common stock, including Gilat, have agreed to vote in favor of the transactions, as described below. Following the consummation of the transactions, both Gilat and rStar are expected to continue to trade as separate entities on The Nasdaq Stock Market. The transaction is expected to close by the end of the third quarter of this year.

TRANSACTION SUMMARY

Prior to the consummation of the transaction, Gilat-To-Home Latin America (Holland) N.V., itself an indirect subsidiary of Gilat will contribute certain assets related to the StarBand Latin America business to a newly formed subsidiary, StarBand Latin America (Holland) B.V. rStar Corporation has agreed to purchase all of the outstanding stock of
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StarBand Latin America (Holland) B.V. in exchange for 43,103,448 shares of rStar common stock. In a related transaction, rStar will make a tender offer to acquire, in exchange for up to $4 million in cash and up to 312,500 Ordinary Shares of Gilat, up to 20 percent of rStar common stock held by each shareholder of rStar (other than Gilat and its affiliates). Based on the number of shares outstanding as of April 2, 2001, subject to the 20 percent limitation, for each rStar share tendered, each rStar shareholder (other than Gilat and its affiliates) will be entitled to receive approximately $0.95 in cash and .0738 shares of Gilat stock. Further details on the tender offer will be distributed to shareholders as soon as they are available. The stock portion of this tender will increase Gilat's outstanding share count by less than 1.5 percent, and is not expected to be materially dilutive in any manner.

rStar and Gilat have also agreed that rStar will issue and deliver 19,396,552 shares of rStar common stock to Spacenet, a wholly-owned Gilat subsidiary, in full satisfaction of rStar's outstanding capital lease obligations to Spacenet. The conclusion of all of the above-described transactions will result in Gilat ownership of rStar's outstanding common stock increasing from approximately 51 percent to approximately 80-84 percent.

Certain shareholders of rStar, including Gilat, owning a majority of rStar's common stock, have entered into a voting agreement pursuant to which each of them has agreed to vote their rStar shares in favor of the agreement and the transactions described above at a special meeting of rStar shareholders. It is presently contemplated that the special meeting will be held during the third quarter of 2001.

rStar Chairman and CEO Lance Mortensen commented, "The combination of rStar and the StarBand Latin America business provides rStar with a significant business opportunity which is in concert with our previous focus on the Internet and browser-based technology."

Gilat Chairman and CEO Yoel Gat stated, "The conclusion of this series of transactions funds the business plan for StarBand Latin America, an opportunity which we believe has great prospects and which we have worked hard to build. Our satellite-based technology is well positioned, and now we have the funding which can move our plan forward."

ABOUT GILAT SATELLITE NETWORKS LTD.

Gilat Satellite Networks Ltd., with its global subsidiaries Spacenet Inc., Gilat Europe and Gilat Latin America, is a leading provider of telecommunications solutions based on VSAT satellite network technology. The Company provides satellite-based, end-to-end enterprise networking and rural telephony solutions to customers across six continents, and markets interactive broadband data services. The Company is a joint venture partner, with Microsoft Corp., EchoStar Communications Corp. and ING Furman Selz Investments, in StarBand Communications Inc., America's first consumer, always-on, nationwide, two-way, high-speed satellite Internet service provider. StarBand is based in McLean, Va. SkyBlaster(TM), Skystar Advantage(R),, DialAway(R) DialAw@y IP(TM) and FaraWay(TM) are trademarks or registered trademarks of Gilat Satellite Networks Ltd. or its subsidiaries. Visit Gilat at www.gilat.com and StarBand at www.starband.com.

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ABOUT RSTAR CORPORATION

rStar (Nasdaq: RSTR) through its r)Star Broadband Networks, Inc. subsidiary, develops, provides and manages satellite-based networks for large-scale deployment across corporate enterprises, educational systems, and user communities of interest. rStar's core products include remote high-speed Internet access, data delivery, high-quality video and networking services distributed though its satellite broadband Internet gateway and bi-directional solutions. rStar's technology assures instantaneous, consistent, secure and reliable delivery of content within the rStar network. rStar is located in San Ramon, CA, and can be reached at 925-327-7117 or at www.rstar.com on the Web.

ABOUT STARBAND LATIN AMERICA

Gilat-To-Home Latin America, which will do business as StarBand Latin America, operates satellite-based rural telephony networks in Colombia, Peru, and Chile. The company also provides hardware and services solutions for ISPs and other service providers requiring satellite-based high-speed Internet access throughout the region. An indirect subsidiary of Gilat Satellite Networks, the company expects to begin offering service in 2001, working with its in-country partners to address opportunities with small office/home office and consumer market segments. Coupled with Gilat's unique technology for bundling satellite-based telephony and IP connectivity, StarBand Latin America has a set of product offerings that will enable its partners to deliver world-class Internet solutions throughout the region.

IMPORTANT LEGAL INFORMATION

The tender offer for the outstanding rStar common stock described in this press release has not yet commenced. This announcement is neither an offer to purchase shares nor a solicitation of an offer to sell securities, or any recommendation with respect to the tender offer. At the time the offer is commenced, rStar will file a Tender Offer Statement with the U.S. Securities and Exchange Commission. We advise all security holders to read the tender offer statement when it is available, because it will contain important information. You can get the tender offer statement and other filed documents, when they are available, for free at the Securities and Exchange Commission's website (www.sec.gov). You can also get the tender offer statement and all other filed documents for free from rStar.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and

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applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Gilat's proprietary technology and risks associated with its international operations and Gilat's location in Israel For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.


FOR FURTHER INFORMATION:

GILAT COMPANY CONTACT:
Dianne VanBeber
Vice President, Investor Relations
Gilat Satellite Networks
McLean, Virginia
703-848-1515
dianne.vanbeber@spacenet.com

GILAT  INVESTOR RELATIONS CONTACT:
Ruder Finn, Inc.
Magda Gagliano
212-593-6319
gaglianom@ruderfinn.com

RSTAR CORPORATION CONTACT:
Juleen Murray
San Ramon, California
925-543-9239

RSTAR INVESTOR RELATIONS CONTACT:
Cecilia A. Wilkinson/Julie Crandall
Pondel/Wilkinson Group
310-207-9300
investor@pondel.com

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